UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: June 29, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐        No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Information contained in this Form 6-K report:

Attached hereto as Exhibit 99.1 is a copy of China Security & Surveillance Technology, Inc.’s (the “Company”) unaudited consolidated statement of income for the three-month ended March 31, 2006 and 2005, the unaudited consolidated balance sheets as of March 31, 2006 and the related management discussion and analysis of the Company’s financial condition and results of operation for such periods. The Company’s unaudited interim consolidated statement of income and balance sheets attached hereto have been prepared by the Company’s management and have not been reviewed by the Company’s independent auditor.

As a foreign issuer, the Company is exempt from the requirement of providing quarterly financial information. However, in order to educate parties that have an interest in the Company and increase their ability to understand the Company’s operations, management has decided to provide this financial information to those parties and others that may have interest in the Company in the future. The information contained in Exhibit 99.1 is disclosed purely for informational purposes.

Exhibit No.

Exhibit 99.1           Unaudited consolidated statement of income for the three-month ended March 31, 2006 and 2005, unaudited consolidated balance sheets as of March 31, 2006 and related management discussion and analysis of the Company’s financial condition and results of operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: June 29, 2006

By: /s/ TerenceYap
Vice Chairman of the board

June 29, 2006